UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2003

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
(SOUTHEAST AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor
Col. Lomas de Chapultepec
11000 México, D.F.
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes       No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .)

ASUR Announces Total Passenger Traffic up 11.8% Year over Year

Mexico City, September 8th, 2003, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of August 2003 increased by 11.8 percent from the comparable period last year.

Due to the current situation following the events of September 11, 2001, in the U.S. and the start of the armed conflict in the Middle East, ASUR’s management is doing an extraordinary effort to publish passenger traffic figures for the company’s airports on a monthly basis to keep investors well informed. Once the situation has normalized, ASUR management expects to return to normal quarterly reporting procedures.

All figures in this announcement reflect comparisons between the 28-day period from July 30 through August 26, 2003, and the equivalent 28-day period last year from July 31 through August 27, 2002. Transit and general aviation passengers are excluded.

Airport	August 2003	August 2002	% Change

Cancún	783,725	690,206	13.5
Cozumel	48,533	44,142	9.9
Huatulco	28,236	25,242	11.9
Merida	78,502	77,667	1.1
Minatitlan	10,219	9,637	6.0
Oaxaca	40,404	36,205	11.6
Tapachula	14,851	14,574	1.9
Veracruz	40,458	38,842	4.2
Villahermosa	48,389	41,305	17.2

ASUR Total	1,093,317	977,820	11.8

— More —

By week, ASUR’s total passenger traffic from July 30 through August 26, 2003 varied year-over-year as follows:

• Increased by 10.8 percent for the seven-day period from July 30 through August 5;
• Increased by 11.9 percent for the seven-day period from August 6 through August 12;
• Increased by 12.2 percent for the seven-day period from August 13 through August 19; and
• Increased by 12.6 percent for the seven-day period from August 20 through August 26

Airport	% Change July 30 thru August 26, 2003 vs. July 31 thru August 27, 2002

	July 30 to August 5 7 Days	August 6 to 12 7 Days	August 13 to 19 7 Days	August 20 to 26 7 Days
Cancun	12.5	13.2	14.0	14.9
Cozumel	13.9	15.3	6.7	-2.1
Huatulco	16.2	10.5	6.0	16.2
Merida	-1.0	0.9	2.8	2.0
Minatitlan	-2.3	6.1	10.7	9.3
Oaxaca	13.2	10.9	12.4	9.7
Tapachula	-5.5	7.6	0.3	6.9
Veracruz	-2.7	4.9	5.9	9.3
Villahermosa	15.7	18.2	20.3	14.0

ASUR Total	10.8	11.9	12.2	12.6

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

— ENDS —

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V. By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: September 8, 2003